SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 29, 2002

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(formerly "Foxpoint Resources Ltd.")

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

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P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

November 29, 2002

   Symbol: TSX-V:KGI

NEWS RELEASE

Update on Drill Results from Kirkland Lake Gold

Further to its news releases dated November 13th and September 24th, Kirkland Lake Gold (formerly Foxpoint Resources Ltd.) (the “Company) is pleased to announce additional drill results from the 3835-foot level of the shaft #3  area at the Macassa Mine and  the Lake Shore ramp. The Company purchased the Macassa Mine and Mill along with four contiguous former gold producing properties in December 2001. These properties, which produced 22 million ounces of gold, extend over 7 kilometers and from west to east are the Macassa, Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves Properties.

Production of gold resumed May 14th, 2001 and through October 31st, 2002 the Company produced 20,500 ounces of gold from surface tailings and hard rock. The Company is currently installing the services required to commence underground development and production on the uppermost levels (3835-foot and 4250-foot) and the pumping campaign to de-water the mine will continue down to the 5700-foot level. There are a total of 17 stopes in this initial production  horizon, all of which are open in at least one direction. Total reserves and resources (all categories) above the 4250-foot level, but not including the results of drilling undertaken since July 2002, are 190,121 tons at 0.47 ounces of gold per ton (“opt”), as previously defined and estimated by Kinross Gold Corporation, the previous owner.

3835 Level Drill Results

Underground drilling has taken place on the 3835-foot level at the Macassa Mine. The drilling has returned significant intersections above this level on two parallel veins - the ’04 Break (North Zone), and the South Zone. Previously reported results include 1.00 opt cut (and 1.57 opt uncut) over 14.5 feet (6 feet true width (“TW”) in hole 38-104, 0.32 opt cut (0.38  opt uncut) over 32.3 feet (13.9 feet TW) in hole 38-106, and 1.69 opt over 6.2 feet (3.8 feet TW) in hole 38-103. The current drilling is taking place on 25 to 100 foot centres to better define the zones (definition, and exploration drilling). The mineralization is open above for 3,500 feet. The attached long sections indicate the locations for these holes. The following table summarizes the new drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-126	’04 Break	125.7	134.3	+22.5	208	1.47/8.6’(CUT, 1.72/8.6’UNCUT) =5.1’TW V.G.
	Including	126.7	128.0	+22.5	208	5.19/1.3’ =0.8’TW V.G.
38-132	’04 Break	127.5	140.0	+14	214	0.94/12.5’(CUT, 1.16/12.5’UNCUT) =6.4’TW V.G.
	Including	128.5	131.1	+14	214	4.56/2.6’ =1.3’TW V.G.
38-120	’04 Break	181.7	183.4	-12	200	1.82/1.7’ =1.3’TW V.G.
38-124	’04 Break	504.2	510.6	+6	12	0.61/6.4’ =4.0’TW V.G.
	New Vein	530.4	534.7	+6	12	0.26/4.3’ =2.7’TW
38-134	’04 Break	125.8	128.3	+27	203.5	2.12/2.5’ =1.4’TW V.G.
38-135	’04 Break	349.5	361.7	-30.5	20.0	0.25/12.2’ =7.0’TW
	South Zone	318.2	322.2	-30.5	20.0	0.42/4.0’ =2.3’TW

TW= True Width  V.G.=Visible Gold  CUT= cut to 3.50 opt

Other intersections of interest

Drilling in the vicinity of the existing ramp at Lake Shore, and Wright-Hargreaves, has returned ore-grade intersections on various structures.  All drilling is roughly on 50 foot centres. Hole 02-296 is a follow-up to previously reported hole 02-246 that intersected 0.40 opt over 10.4 feet (7.0 feet TW). Holes 02-319 and 02-320 are for delineation purposes immediately ahead of the face at the 200-foot level.

The following table summarizes the new drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
02-319	Court Veins	6.4	8.3	0	234	3.56/1.9’CL=1.0’TW
		25.9	28.0	0	234	6.66/2.1’CL=1.4’TW
		33.2	35.4	0	234	7.43/2.2’CL=1.4’TW
02-320	Court Veins	6.4	11.4	0	223	0.63/5.0’CL=2.7’TW
		20.0	21.0	0	223	0.71/1.0’CL=0.6’TW
02-296	309 Vein	259.0	261.7	-78	341	1.34/2.7’=1.5’TW
	NEW Vein	26.5	31.0	-78	341	0.44/4.5’=4.2’TW
02-298	309 Vein	205.3	207.7	-62	341	0.41/2.4’=2.0’TW
02-314	E-Vein	75.0	77.0	0	122	0.76/2.0’=1.6’TW
02-245	New Vein	177.4	178.7	-48	331	0.95/1.3’=1.2’TW

TW= True Width  V.G.=Visible Gold  CUT= cut to 3.50 opt

The results of the Company’s surface diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’ for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>) with the Company’s Annual Information Form dated November 30, 2001.

For further information, please contact:

Brian A. Hinchcliffe

(705) 567-5208

Website: www.klgold.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	December 2, 2002	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

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GENERAL INSTRUCTIONS

A.         Rule as to Use of Form 6-K

            This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

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C.

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.